Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA T +1 212 768 6700 F +1 212 768 6800	Salans FMC SNR Denton dentons.com

April 9, 2013

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:           Opteum Mortgage Acceptance Corporation
Amendment No. 2 to the Registration Statement on Form S-3
Filed April 9, 2013
File No. 333-184629

Ladies and Gentlemen:

On behalf of Opteum Mortgage Acceptance Corporation (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A under EDGAR, the captioned Amendment No. 2 to Registration Statement.

The objective of the above-captioned Amendment No. 2 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated January 18, 2013.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

Comment:

1.
We note your response to comment 1 of our letter dated November 26, 2012 and reissue in part. Conforming revisions in response to comments 7, 8, 16, 18, 19, 21 and 23 were not made to both prospectus supplements. Please revise. Please also indicate in your response the page numbers of where related revisions are made in the base prospectus and either supplement, as applicable, with your next amendment.

Response:

With respect to comment 7, version 2 of the prospectus supplement relates to an issuance of notes with an indenture, so the Trust Indenture Act would apply and a Form T-1 would be filed, so the risk factor is not applicable.  We have addressed the other comments by adding additional disclosure throughout version 2 of the prospectus supplement.  See page S-75 (with respect to prior comment 8), page S-37 (with respect to prior comment 16, page S-48 (with respect to prior comment 18), pages S-53 to S-55 (with respect to prior comment 19), page S-74 (with respect to prior comment 21) and page S-84 (with respect to comment 23) of version 2 of the prospectus supplement.

Comment:

2.	We note your response to comment 4 and reissue in part. Please revise your disclosure to confirm that agreements will be filed simultaneously with or prior to the final prospectus.

Response:

We have revised our disclosure accordingly.  We will only be able to file a form of the financial guaranty insurance policy because the final executed copy will not be provided by the insurer until the closing date.  See page S-68 of version 1 of the prospectus supplement, page S-71 of version 2 of the prospectus supplement, and page 10 of the base prospectus.

Comment:

3.
We note your response to comment 2. We also note that, on pages S-17 and S-31 of the prospectus supplements, you have cross-referenced a section in the base prospectus entitled “Legal Aspects of Mortgage Loans—Foreclosure on Mortgages and Some Contracts”. This heading no longer appears in the base prospectus; it appears to have been changed to “Legal Aspects of Mortgage Loans—Foreclosure on Mortgages”. Please update these cross-references as well as any other cross-references that may have changed.

Response:

We have updated all of our cross-references.

Representations by the Sellers, page 12

Comment:

4.
We note your response to comments 4 and 12. We also note your disclosure on page S85 of the prospectus supplement, version 1, that the trustee will be assigned all right, title and interest in the Mortgage Loan Purchase Agreement insofar as they relate to representations and warranties made by the Sponsor. Please revise your prospectus supplements to provide bracketed disclosure to indicate that you will specify any representation or warranty or other contractual agreement related to the pool assets that will not be transferred to the trustee, if applicable. Please also confirm that the related mortgage loan purchase agreement(s) will be filed simultaneously with or prior to the final prospectus.

Response:

We have added bracketed disclosure as requested, and we have included the Mortgage Loan Purchase Agreement as one of the agreements that will be filed.  Please see page S-88 of version 1 of the prospectus supplement, page S-89 of version 2 of the prospectus supplement and page 53 of the base prospectus.

Prospectus Supplement Version 1

Conveyance of Subsequent Mortgage Loans and the Pre-Funding Account, page S-51

Comment:

5.
We note that you revised your disclosure on page S-51 prospectus supplement to disclose that you will provide the information required by Item 1121 of Regulation AB in Form 10-D in response to comment 18. We reissue comment 18, in part. Please confirm that you will disclose the amount of fees and expenses that will be paid to the depositor.

Response:

We will disclose the amount of fees and expenses that will be paid to the depositor. Please see pages S-101 and S-106 of version 1 of the prospectus supplement and pages S-90 and S-93 of version 2 of the prospectus supplement.

The Sponsor and the Servicer, page S-83

Comment:

6.
We note your response to comment 21. Please provide a discussion of the sponsor’s experience with respect to securitizations of residential mortgage loans from 2004-2006. Please also provide, at a minimum, bracketed language confirming that you will include a discussion of the sponsor’s material roles and responsibilities in the transaction in accordance with Item 1104 of Regulation AB.

Response:

We have included a table reflecting the sponsor’s experience with respect to securitizations of residential mortgage loans from 2004 to 2006.  We have also included disclosure regarding the sponsor’s material roles and responsibilities in the transaction as required by Item 1104 of Regulation AB.  See page S-86 of version 1 of the prospectus supplement and page S-74 of version 2 of the prospectus supplement.

The Master Servicer and the Servicers, page S-91

Comment:

7.
We note your response to comment 22 that both parties are responsible for the servicing criterion in Item 1122(d) of Regulation AB, to the extent applicable and that it is uncertain which portions will be applicable to each party. We reissue the comment. Please revise to provide bracketed disclosure that you will indicate in the prospectus the respective roles of the servicers, including which parties will be responsible for the servicing criterion in Item 1122(d) of Regulation AB.

Response:

Each of the Master Servicer, the Servicer and any subservicer are responsible for the servicing criterion set forth in Item 1122(d) of Regulation AB, to the extent applicable to it.  It is uncertain which portions will be applicable to each party depending on the role played by the parties.  We have added additional disclosure however to clarify that the allocation of responsibility will be disclosed.  See page S-95 of version 1 of the prospectus supplement and pages S-81 through S-82 of version 2 of the prospectus supplement.

Comment:

8.
We also note related disclosure on page 22 of the base prospectus that reports on servicing criteria will “set out any material instances of noncompliance.” Please revise to clarify that the report will include a discussion of any material instance of noncompliance identified by the party providing the assessment. See Item 1122(a)(3) of Regulation AB.

Response:

We have revised our disclosure accordingly.  Please see page 22 of the base prospectus.

Method of Distribution, page S-103

Comment:

9.
We note your revisions in response to comment 14 and your reference to the “underwriter’s purchase price specified in the preceding sentence.” Please revise to clarify the underwriter’s purchase price including the purchase price by class, as applicable.

Response:

We have revised our disclosure accordingly.  Please see page S-106 of version 1 of the prospectus supplement and page S-93 of version 2 of the prospectus supplement.

Prospectus Supplement Version 2 Risk Factors

Comment:

10.
We note that your risk factor disclosure in version 2 of the prospectus supplement refers to version 1 for “some risk factors that may be applicable.” Please delete the cross-reference to version 1 of the prospectus supplement and provide the applicable disclosure in version 2 of the prospectus supplement. Please also delete any other cross-references between the two versions of the prospectus supplements, including but not necessarily limited to page S-85 of version 2 of the prospectus supplement, and provide the applicable disclosure in each version of the prospectus supplement.

Response:

We have made revisions throughout version 2 of the prospectus supplement accordingly.  Please see, for example, additional risk factors at pages S-15, S-16 and S-20 of version 2 of the prospectus supplement.

If you require any addition information, please call the undersigned at (212) 768-6936.

Very truly yours,

/s/ Richard D. Simonds, Jr.

Copy with enclosures to:

Rolaine S. Bancroft
Michelle Stasny
Division of Corporation Finance